PROKOM
SOFTWARE SA

FAX

to:	Division of Corporate Finance File No. 82-4700	Securities and Exchange Commission, Washington, DC, USA	+1 (202) 942 9624

from: **PROKOM Software S.A.**

81-321 GDYNIA, PODOLSKA 21 (POLAND)
tel.: +48 58 628 6666; fax: +48 58 621 6677

SUPPL

date: 23 Dec 2004 pages: 1

This is a summary translation of the company statement communicated to the Polish Securities Commission according to the article 81.1.3. of the Law of Public Trading of Securities of the date of 21st of August of 1997 (Dz. U. – 1997 Nr 118.754; Nr 141.945, Dz. U. - 1998 Nr 107.669; Nr 88.554; Dz. U. – 2000 Nr 22.270, Nr 60.703, Nr 60.702, Nr 94.1037, Nr 114.1191, Nr 112.1315).

subject: **Switch to ESPI**

Pursuant to art. 10 of the Regulation on Electronic System for Providing Information ("ESPI") (Appendix no 1 to Directive no 18/2004 of the General Director of the Polish Securities and Exchange Commission dated October 22 2004, the Management Board of Prokom Software SA hereby informs that:

As the result that Polish Securities and Exchange Commission switched the Company to the ESPI system, starting from 24th of December 2004 Prokom Software SA shall submit all information using ESPI system.



05005235

23 Dec, 2004 Beata Stelmach
Członek Zarządu

PROKOM
SOFTWARE SA

FAX

to:	**Division of Corporate Finance File No. 82-4700**	**Securities and Exchange Commission, Washington, DC, USA**	**+1 (202) 942 9624**

from: **PROKOM Software S.A.**

81-321 GDYNIA, PODOLSKA 21 (POLAND)
tel.: +48 58 628 6666; fax: +48 58 621 6677

date: 23 Dec 2004 *pages:* 1

This is a summary translation of the company statement communicated to the Polish Securities Commission according to paragraphs 48.1.5 of the Decree of the Ministries Committee, dated 16th October of 2001 (Dz. U. Nr 139.1569) in regards to type, form, and domain of current and periodic information as well as time intervals for their delivery of the information by the issuers whose shares were admitted to public exchange.

subject: **RESOLUTION PASSED BY THE EXTRAORDINARY SHAREHOLDERS' MEETING (23 December 2004)**

The Management Board of Prokom Software SA informs that:

On December 23rd the Extraordinary Shareholders' Meeting of Prokom Software SA passed on the resolution on preparation the Company's financial statements according to International Accountancy Standards (IAS), beginning from January 1st 2004, with the following wording:

RESOLUTION

The Extraordinary Shareholders' Meeting decides on the preparation of the Company's financial statements beginning from January 1st 2005 according with the IAS, in the meaning given to this abbreviation by Polish Accountancy Act of September 29th 1994 (as amended), Act of August 27th regarding change of the Polish Accountancy Act and change of the Act of Independent Auditors dated on August 27th 2004.

23 Dec, 2004 Krzysztof Wilski
Vice-President of the Management Board

PROKOM SOFTWARE SA

FAX

to: Division of Corporate Finance File No. 82-4700 | Securities and Exchange Commission, Washington, DC, USA | +1 (202) 942 9624

from: **PROKOM Software S.A.**

81-321 GDYNIA, PODOLSKA 21 (POLAND)
tel.: +48 58 628 6666; fax: +48 58 621 6677

date: 23 Dec 2004 pages: 1

This is a summary translation of the company statement communicated to the Polish Securities Commission according to the article 48.3 of the Law of Public Trading of Securities of the date of 21st of August of 1997 (Dz. U. – 1997 Nr 118.754; Nr 141.945, Dz. U. - 1998 Nr 107.669; Nr 88.554; Dz. U. – 2000 Nr 22.270, Nr 60.703, Nr 60.702, Nr 94.1037, Nr 114.1191, Nr 112.1315).

subject: **SHAREHOLDERS REPRESENTING AT LEAST 5% VOTES AT THE ESM (23 December 2004)**

The Management Board of Prokom Software SA announces:

the list of shareholders representing at least 5% of total votes at the Extraordinary Shareholders' Meeting on December 23rd 2004:

Name	No. of Votes
Prokom Investments SA	1.964.253
Ryszard Krauze	1.749.498

23 Dec, 2004 Krzysztof Wilski
Vice President of the Management Board

PROKOM SOFTWARE SA

FAX

to:	Division of Corporate Finance File No. 82-4700	Securities and Exchange Commission, Washington, DC, USA	+1 (202) 942-9624
from:	PROKOM Software S.A.		
	81-321 GDYNIA, PODOLSKA 21 (POLAND) tel.: +48 58 628 6666; fax: +48 58 621 6677		
date:	24 Dec, 2004		pages: 1

This is a summary translation of the company statement communicated to the Polish Securities Commission according to the article 81.1.2. of the Law of Public Trading of Securities of the date of 21st of August of 1997 (Dz. U. – 1997 Nr 118.754; Nr 141.945, Dz. U. - 1998 Nr 107.669; Nr 88.554; Dz. U. – 2000 Nr 22.270, Nr 60.703, Nr 60.702, Nr 94.1037, Nr 114.1191, Nr 112.1315).

subject: **PURCHASE AGREEMENT OF COMP SA SHARES**

The Management Board of Prokom Software SA informs, that:

a) On December 23rd 2004, Prokom Software SA (Prokom) seated in Warsaw entered into an agreement, whereby Prokom made a commitment to acquire 555,000 Series H shares offered by Comp SA as part of the public offering scheduled to commence on December 29th 2004. Prokom is to acquire the shares at PLN 37.50 per share. Comp SA is obligated to allocate the shares to Prokom. The agreement will enter into force after Mr Jacek Papaj blocks 800,000 shares.

b) On December 23rd 2004, Comp SA , Prokom and Mr Jacek Papaj entered into an agreement, whereby Prokom is entitled to acquire 555,000 Comp SA shares held by Mr Papaj (call option); the shares (together with the Series H shares) represent 20.1% of Comp SA share capital. In the case of failure to register, by March 31st 2005, changes in Comp SA Articles of Association that would enable a shareholder holding 40% of the total vote at the Comp SA General Shareholders Meeting to appoint three out of five members of the Supervisory Board, the call option may be increased to cover 800,000 shares which, together with the Series H shares, would represent 49% of Comp SA share capital.

   The agreement will enable Prokom to become a strategic investor in Comp and after some time to take control over the company. The acquisition of the Comp SA shares by Prokom will be spread over time, and therefore Prokom will not be required to carry out a tender offer for Comp shares. Prokom will acquire the shares held by Mr Papaj by way of block transactions at a price computed as the arithmetic mean of Comp share prices quoted during the three months immediately preceding the day when Mr Papaj is served Prokom's representation on acceptance of the call option. The agreement contains a number of conditions precedents to the exercise of the call option by Prokom, including obtaining relevant approvals from appropriate authorities of the acquisition of the Comp SA shares. Mr Jacek Papaj and Prokom agreed that, subject to prior approval by the parties, instead of the call option exercise by Prokom, Comp SA may be merged with a company designated by Prokom or Prokom may make a contribution in-kind to Comp SA. In such a case, the parties will negotiate the terms of a potential agreement whereby Mr Papaj would be entitled to demand that Prokom acquires a portion of the shares held by Mr Papaj, for the total value up to PLN 20m.

   The agreement provides certain contractual penalties for Comp SA failure to perform under the agreement or for making false representations or warranties; the aggregated value of the contractual penalties charged may not exceed PLN 15m.

c) Upon acquisition of the Comp SA shares by Prokom, a Co-operation Agreement between Comp SA and Prokom, dated December 23rd 2004, will come into force. The agreement sets forth the principles of co-operation of the two companies on execution of IT projects (in particular in the cryptographic sector). Under the agreement, once Prokom comes to hold 40% of Comp SA share capital, Comp SA will become a competence center for development of systems and production of cryptographic equipment and security solutions for data-transmission systems.

24 Dec, 2004 Dariusz Górka
Vice President of the Management Board